UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Bioanalytical Systems, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

09058M103

(CUSIP Number)

April 16, 2019

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 09058M103

1	Names of reporting persons SW Chrysalis, LLC (42-1600464)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 0.00%*
12	Type of reporting person (see instructions) CO

*

On April 16, 2019, reporting person SW Chrysalis, LLC distributed all of its 1,500,000 Common Shares of the Issuer to its members pro rata in proportion to their respective membership interests in SW Chrysalis, LLC.

SCHEDULE 13G

CUSIP No. 09058M103

1	Names of reporting persons Kimberly L. Sagartz
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Missouri

Number of shares beneficially owned by each reporting person with	5	Sole voting power 632,475*
	6	Shared voting power 0
	7	Sole dispositive power 632,475*
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 632,475*
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 6.15%*
12	Type of reporting person (see instructions) IN

*

Reporting person Kimberly L. Sagartz is the direct beneficial owner of 632,475 Common Shares of the Issuer as a result of the distribution on April 16, 2019, by reporting person SW Chrysalis, LLC of all of its 1,500,000 Common Shares of the Issuer to its members pro rata in proportion to their respective membership interests in SW Chrysalis, LLC. 632,475 Common Shares is 6.15% of the 10,290,011 total outstanding Common Shares of the Issuer as of February 9, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2019.

SCHEDULE 13G

CUSIP No. 09058M103

1	Names of reporting persons John E. Sagartz
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Missouri

Number of shares beneficially owned by each reporting person with	5	Sole voting power
	6	Shared voting power 621,525*
	7	Sole dispositive power
	8	Shared dispositive power 621,525*

9	Aggregate amount beneficially owned by each reporting person 621,525*
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 6.04%*
12	Type of reporting person (see instructions) IN

*

Reporting person John E. Sagartz is the direct beneficial owner of 617,625 Common Shares of the Issuer as a result of the distribution on April 16, 2019, by reporting person SW Chrysalis, LLC of all of its 1,500,000 Common Shares of the Issuer to its members pro rata in proportion to their respective membership interests in SW Chrysalis, LLC. Reporting person John E. Sagartz is also the direct beneficial owner of 3,900 Common Shares of the Issuer. 621,525 Common Shares is 6.04% of the 10,290,011 total outstanding Common Shares of the Issuer as of February 9, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2019.

ITEM 1 (a)	Name of Issuer: Bioanalytical Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2701 Kent Ave. West Lafayette, IN 47906-1382

ITEM 2 (a)

Name of Person Filing:

This report is filed by SW Chrysalis, LLC, Kimberly L. Sagartz, and John E. Sagartz with respect to the Common Shares, no par value, of the Issuer that are directly beneficially owned by Kimberly L. Sagartz and John E. Sagartz. As a result of the distribution disclosed in this filing, SW Chrysalis, LLC no longer owns any Common Shares of the Issuer.

(b)

Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of each reporting and filing person is:

19 Worthington Access Drive, Maryland Heights, MO 63043.

(c)	Citizenship: SW Chrysalis, LLC is a Delaware limited liability company. Kimberly L. Sagartz is a United States citizen. John E. Sagartz is a United States citizen.

(d)	Title of Class of Securities: Common Shares, no par value.

(e)	CUSIP Number: 09058M103

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.

❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

❑	d.	Investment company registered under Section 8 of the Investment Company Act.

❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

On April 16, 2019, reporting person SW Chrysalis, LLC distributed all of its 1,500,000 Common Shares of the Issuer to its members pro rata in proportion to their respective membership interests in SW Chrysalis, LLC, including 632,475 Common Shares of the Issuer to reporting person Kimberly L. Sagartz and 617,625 Common Shares of the Issuer to reporting person John E. Sagartz.

As a result of such distribution, reporting person SW Chrysalis, LLC no longer owns any Common Shares of the Issuer, reporting person Kimberly L. Sagartz is the direct beneficial owner of 632,475 Common Shares of the Issuer, and reporting person John E. Sagartz, who previously owned 3,900 Common Shares of the Issuer, is the direct beneficial owner of 621,525 Common Shares of the Issuer.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:  ☒

The box in this Item 5 is checked only with respect to reporting person SW Chrysalis, LLC, which no longer owns any Common Shares of the Issuer. The box in this Item 5 is not checked with respect to (a) reporting person Kimberly L. Sagartz, whose 632,475 Common Shares is 6.17% of the 10,290,011 total outstanding Common Shares of the Issuer as of February 9, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2019, or (b) reporting person John E. Sagartz, whose 621,525 Common Shares is 6.04% of the 10,290,011 total outstanding Common Shares of the Issuer as of February 9, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2019.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

   N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

   N/A

ITEM 8:	Identification and Classification of Members of the Group.

   N/A

ITEM 9:	Notice of Dissolution of Group.

   N/A

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2019	SW CHRYSALIS, LLC By: /s/ Kimberly L. Sagartz Name: Kimberly L. Sagartz Title: Co-President and Chief Operating Officer

Dated: April 24, 2019	KIMBERLY L. SAGARTZ /s/ Kimberly L. Sagartz

Dated: April 24, 2019	JOHN E. SAGARTZ /s/ John E. Sagartz

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Silver Dragon Resources Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date(s) written below.

Dated: April 24, 2019	SW CHRYSALIS, LLC By: /s/ Kimberly L. Sagartz Name: Kimberly L. Sagartz Title: Co-President and Chief Operating Officer

Dated: April 24, 2019	KIMBERLY L. SAGARTZ /s/ Kimberly L. Sagartz

Dated: April 24, 2019	JOHN E. SAGARTZ /s/ John E. Sagartz